Exhibit 99.1

HomesToLife Announces Special Dividend of US$0.065 Per Share

Singapore, April 10, 2026 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”) today announced today that its shareholders have approved a final special cash dividend of US$0.065 per ordinary share, at the Company’s annual general meeting of shareholders held on April 10, 2026.

Based on 89,687,500 outstanding shares, the total estimated dividend payout will be approximately US$5.8 million. The Company plans to pay the dividend on April 30, 2026 to shareholders of record as of the close of business on April 22, 2026.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife is a global furniture company with three core divisions: (i) export division for supplying furniture to retail partners worldwide, (ii) leather trading division, and (iii) consumer retail division with direct operations in Singapore and Korea.

Leveraging more than 50 years of heritage built by its founders, the Company combines retail, distribution, and sourcing, supported by a diversified manufacturing network across China, Vietnam, and India.

In May 2025, the Company strengthened its design, product development and merchandising function through the acquisition of HTL Marketing Pte. Ltd.

The Company is fast expanding across Europe, Asia-Pacific, and North America, leveraging long-standing supplier partnerships and a global presence to deliver scale, efficiency, and resilience.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

Jass Lim, Enya Rodrigues

HomesToLife@edelmansmithfield.com

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